Exhibit 99.4

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Tomer Pinchas, Chief Financial Officer and Chief Operating Officer of Nano Dimension Ltd. (the “Company”), and Mr. Dotan Bar-Natan, the Company’s General Counsel, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel, on December 6, 2024, at 2:00 p.m., Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR each proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

NANO DIMENSTION LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 6, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent auditor firm until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2a.	To approve the re-election of Mr. Yoav Stern to serve on the Company’s Board of Directors as Class I director for a three-year term until the Company’s 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b.	To approve the re-election of 4-star General (ret.) Michael X. Garrett to serve on the Company’s Board of Directors as a Class I director for a three-year term o until the Company’s 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2c.	To approve the election of Mr. Robert (Bob) Pons to serve on the Company’s Board of Directors as a Class I director for a three-year term o until the Company’s 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2d.	To approve the election of Mr. Ofir Baharav to serve on the Company’s Board of Directors as a Class I director for a three-year term o until the Company’s 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an annual cash retainer and equity-based compensation for all of the Company’s non-executive directors, and to approve an amendment of the Company’s Compensation Policy accordingly, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the compensation terms of the Company’s Chief Executive Officer, Mr. Yoav Stern, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

A “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

“Personal interest” is defined under the Israeli Companies Law 5759-1999 (the “Companies Law”) as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

PLEASE NOTE! That by signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Companies Law and specified above), and that you have no personal interest (as defined in the Companies Law and specified above) in the approval of items 3 and 4 on the agenda of the 2024 annual general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Dotan Bar-Natan, the Company’s General Counsel, at +972-545-651174 or via email: dotan.bar-natan@nano-di.com.

5.	To amend Article 39 of the Company’s Amended and Restated Articles of Association, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________, 2024
NAME	SIGNATURE	DATE

_____________, 2024
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.